SCHEDULE 13G

                                 (Rule 13d-102)

                 Information to be Included In Statements Filed
                    Pursuant to Rules 13d-1(b), (c), and (d)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 10)*


                          THE NEWS CORPORATION LIMITED
                          ----------------------------
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                    652487604
                                    ---------
                                (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 652487604                 13G                   Page 2 of 8 Pages


 1  Name Of Reporting Person
    Cruden Investments Pty Limited
    S.S. or I.R.S. Identification No. of Above Person - None

 2  Check The Appropriate Box If A Member Of A Group  (a)
                                                      (b)   X

 3  SEC Use Only

 4  Citizenship Or Place Of Organization
    Australia


                  5  Sole Voting Power

                     290,409,067
    NUMBER OF
     SHARES       6  Shared Voting Power
  BENEFICIALLY
    OWNED BY         316,523,049
      EACH
    REPORTING     7  Sole Dispositive Power
     PERSON
      WITH           290,409,067

                  8  Shared Dispositive Power

                     316,523,049

 9  Aggregate Amount Beneficially Owned By Each Reporting Person
    606,932,116 (of which 316,523,049 are owned by Telegraph Investment Co. Pty. Ltd.)

10  Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares
    X

11  Percent Of Class Represented By Amount In Row (9)
    29.0% (including approximately 15.1% owned by Telegraph Investment Co. Pty. Ltd.
    - See Item 4)

12  Type Of Reporting Person
    CO
                                      - 2-
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CUSIP NO. 652487604                 13G                       Page 3 of 8 Pages


 1  Name Of Reporting Person
    Telegraph Investment Co. Pty. Ltd.
    S.S. or I.R.S. Identification No. of Above Person - None

 2  Check The Appropriate Box If A Member Of A Group   (a)
                                                       (b)   X

 3  SEC Use Only

 4  Citizenship Or Place Of Organization
    Australia

                  5  Sole Voting Power

                     - 0 -
    NUMBER OF
     SHARES       6  Shared Voting Power
  BENEFICIALLY
    OWNED BY         316,523,049
      EACH
    REPORTING     7  Sole Dispositive Power
     PERSON
      WITH           - 0 -

                  8  Shared Dispositive Power

                     316,523,049

 9  Aggregate Amount Beneficially Owned By Each Reporting Person

    316,523,049

10  Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares

    Not Applicable

11  Percent Of Class Represented By Amount In Row (9)

    15.1% - See Item 4

12  Type Of Reporting Person
     CO

                                     - 3 -
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CUSIP NO. 652487604                                  Page 4 of 8 Pages


Item 1(a).        Name of Issuer:

                  The News Corporation Limited (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2 Holt Street
                  Surry Hills, NSW 2010
                  Australia

Item 2(a). Name of Person Filing:       Item 2(b).Address of Principal Office,
                                               or, If None, Residence:

       Cruden Investments Pty.               Level 2
       Limited                               306 Little Collins Street
                                             GPO Box 4437 QQ
                                             Melbourne VIC 3001

       Telegraph Investments Co. Pty.        Level 2
       Ltd.                                  306 Little Collins Street
                                             GPO Box 4437 QQ
                                             Melbourne VIC 3001

Item 2(c). Citizenship or Place of Incorporation for each Reporting Person:

           Cruden Investments Pty. Limited is incorporated under the laws of Australia.

          Telegraph Investments Co. Pty. Ltd. is incorporated under the laws of Australia.

Item 2(d). Title of Class of Securities:

           Ordinary Shares

Item 2(e). CUSIP Number:

           652487604

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
          (c), Check Whether the Person Filing is a:
     (a) {_} Broker or dealer registered under Section 15 of the Exchange Act.
     (b) {_} Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c) {_} Insurance company as defined in Section 3(a)(19) of the
             Exchange Act.
     (d) {_} Investment company registered under Section 8 of the Investment Company Act.
     (e) {_} An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
     (f) {_} An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
     (g) {_} A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
     (h) {_} A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
                                     - 4 -
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CUSIP NO. 652487604                                  Page 5 of 8 Pages


     (i) {_} A church plan that is excluded from the definition of an invest-ment company under Section 3(c)(14) of the Investment Company Act.
     (j) {_} Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box. {_}

     This statement relates to the beneficial ownership of securities of The News Corporation Limited (the "Company") by Cruden Investments Pty Limited ("Cruden Investments") and its subsidiary, Telegraph Investment Co. Pty.
Ltd.("Telegraph"),  and  further  amends  the  previously  filed  statements  on
Schedule 13G.

Item 4.  Ownership

Cruden Investments

    (a) Amount Beneficially Owned:606,932,116 (of which 316,523,049 are owned by Telegraph)
    (b)  Percent of Class: 29.0% (including
         approximately 15.1% owned by Telegraph
    (c)  Number of Shares as to which such person has:

         (i)   sole power to vote or to direct the vote: 290,409,067
         (ii)  shared power to vote or to direct the vote: 316,523,049
         (iii) sole power to dispose or to direct the disposition of:
               290,409,067
         (iv)  shared power to dispose or to direct the disposition of:
               316,523,049

Telegraph

    (a)  Amount Beneficially Owned:316,523,049
    (b)  Percent of Class: 15.1%
    (c)  Number of Shares as to which such person has:

        (i)   sole power to vote or to direct the vote: 0
        (ii)  shared power to vote or to direct the vote: 316,523,049
        (iii) sole power to dispose or to direct the disposition of: 0
        (iv)  shared power to dispose or to direct the disposition of:
              316,523,049


     As of December 31, 2002, Telegraph was the beneficial owner of 316,523,049 Ordinary Shares of the Company, ("Ordinary Shares"), constituting approximately 15.1% of the total number of outstanding Ordinary Shares at such date. Telegraph shares with Cruden Investments the powers to vote and to dispose or direct the disposition of such 316,523,049 Ordinary Shares. Telegraph is an indirect, majority-owned subsidiary of Cruden Investments.

     As of December 31, 2002, Cruden Investments was the beneficial owner of 606,932,116 Ordinary Shares, constituting approximately 29.0% of the total

CUSIP NO. 652487604                                  Page 6 of 8 Pages


number of outstanding Ordinary Shares at such date. Of the 606,932,116 Ordinary Shares beneficially owned by Cruden Investments, 316,523,049 of such Shares are also beneficially owned by Telegraph. Telegraph shares with Cruden Investments the powers to vote and to dispose or direct the disposition of such Shares (see preceding paragraph). Cruden Investments is a private Australian investment company owned by K. Rupert Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities. By virtue of Ordinary Shares owned by corporations which are controlled by the trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of the Company, Mr. Murdoch may be deemed to control the operations of the Company. In addition to the foregoing, a corporation, which is a shareholder of Cruden Investments and which is controlled by the trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, is the beneficial owner of 17,353,816 Ordinary Shares (approximately 1% of the total thereof outstanding). Cruden Investments disclaims beneficial ownership of the Ordinary Shares owned by such corporation.

     The filing of this Schedule 13G by Cruden Investments and Telegraph shall not be construed as an admission that such entities are subject to jurisdiction under the Act.

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following {_}

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

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CUSIP NO. 652487604                                  Page 7 of 8 Pages


         Not Applicable.

Item 8.  Identification and Classification of Members of a Group:

         Not Applicable.

Item 9.  Notice of Dissolution of Group:

         Not Applicable.

Item 10(a) and (b).   Certification:

         Not Applicable.

CUSIP NO. 652487604                                  Page 8 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2003                CRUDEN INVESTMENTS PTY LIMITED


                                          By:/s/ K. Rupert Murdoch
                                             --------------------------
                                             K. Rupert Murdoch, Director


Date:    February 14, 2003                TELEGRAPH INVESTMENT CO. PTY. LTD.


                                          By:/s/ Lachlan Keith Murdoch
                                             --------------------------
                                             Lachlan Keith Murdoch, Director